

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-Mail
Mr. Daniel Houser
Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

      Re: **International Speedway Corporation**
              Form 10-K for the year ended November 30, 2011
              Filed January 27, 2012
              File No. 0-02384

Dear Mr. Houser:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Linda Cvrkel

              Linda Cvrkel
              Branch Chief